UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Shark Wheel LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    October 24, 2012

Physical address of issuer
22600 Lambert St. , 704-A, Lake Forest, CA 92630

Website of issuer
www.sharkwheel.com

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$315,811.00	$162,718.00
Cash & Cash Equivalents	$662,576.00	$233,640.00
Accounts Receivable	$107,903.00	$4,138.00
Short-term Debt	$333,614.00	$55,369.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$770,699.00	$708,820.00
Cost of Goods Sold	$519,629.00	$313,314.00
Taxes Paid	$5,494.00	$15,652.00
Net Income	-$777,236.00	-$534,910.00

April 30, 2018

FORM C-AR/A

Shark Wheel LLC



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A) is being furnished by Shark Wheel LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sharkwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is April 30, 2018.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

Shark Wheel LLC (the "Company") is a California Limited Liability Company, formed on October 24, 2012. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 22600 Lambert St. , 704-A, Lake Forest, CA 92630.

The Company's website is www.sharkwheel.com.

The information available on or through our website is not a part of this Form C-AR/A.

The Business
Shark Wheel makes sine wave shaped wheels for various industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Patrick and Gary Fleishman who are CTO, and CEO, 10/24/2012-current of the Company. The Company has or intends to enter into employment agreements with David Patrick and Gary Fleishman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Patrick and Gary Fleishman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Patrick and Gary Fleishman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of David Patrick and Gary Fleishman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Shark Wheel makes sine wave shaped wheels for various industries.

Business Plan

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Skateboard wheels	sine wave shaped skateboard and longboard wheels as well as complete boards and accessories	skateboarding, longboarding

luggage, pallet jacks, scooters, wagons, roller skates.

domestic and international distribution.

Competition
The Company's primary competitors are Other skateboard and longboard companies currently.

Shark Wheel is a growing entity in revenue and name recognition. Shark Wheel has received a lot of media attention from Shark Tank, the Discovery Channel FOX and other media outlets.

Supply Chain and Customer Base
Elasco Inc. - skateboard polyurethane Impexio Engineering - Metal machining

Skateboarders and longboarders around the world ages 5-85

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US20140132059A1	Wheel Assembly and Vehicle Incorporating Same	Sine wave wheel for multiple applications	November 14, 2012		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
201380064434.1	goods	class 28		May 7, 2017	china
4,842,437	goods	class 28		October 27, 2015	united states

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Shark Wheel	Tri-Athalon	Use of sine wave shaped luggage wheels	December 31, 2018

Governmental/Regulatory Approval and Compliance
not applicable

Litigation
None

Other
The Company's principal address is 22600 Lambert St. , 704-A, Lake Forest, CA 92630

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Shark Wheel Industrial Products	Limited Liability Company	california	March 15, 2018	100.0%
Shark Wheel Sports	Limited Liability Company	california	July 20, 2016	100.0%
Shark Wheel Skate	Limited Liability Company	california	March 11, 2013	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Patrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO,

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CTO, inventor, R&D, 10/24/2012-current

Education
Orange Coast College

Name
Gary Fleishman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 10/24/2012-current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Real estate manager, 2014-current

Education
Masters degree, CSULA

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A
Amount outstanding	633,528
Voting Rights	non voting units, class b
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	these securities were sold on a start engine equity crowdfunding campaign. shareholders holding equity prior to this campaign were diluted.

Securities issued pursuant to Regulation CF:

Type of security	_____
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	not applicable
Amount outstanding	$0.00
Interest rate and payment schedule	not applicable
Amortization schedule	not applicable
Describe any collateral or security	not applicable
Maturity date	
Other material terms	not applicable

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 28, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	November 27, 2017	Rule 506(c)
LLC/Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 12, 2017	Rule 506(c)
_____ _____					Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Zack Fleishman, Gary Fleishman, and David Patrick.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Zack Fleishman	23.3%
Gary Fleishman	23.3%
David Patrick	21.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$689,485.00	-$651,906.00	$0.00

Operations

The team is working hard to enter profitability through a variety of channels and industries. Shark Wheel has acquired talent to expand its skateboard sales through multiple channels. Industrial applications should generate revenue in 2018.

Liquidity and Capital Resources
On July 19, 2018 the Company conducted an offering pursuant to Regulation CF and raised $633,528.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes. Shark Wheel raised $633,528.00 on a Start Engine equity crowdfunding campaign. Shark Wheel raised an additional $600,000 after the Start Engine campaign in 2017.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Shark Wheel's CFO has had his role reduced to less hours and less days worked.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	CEO - Gary Fleishman
Relationship to the Company	CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	$125 interest per month (0.5% per month)
Benefits or compensation received by Company	$25,000 loan
Description of the transaction	CEO loaned $25,000 to company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zack Fleishman
(Signature)

Zack Fleishman
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

SHARK WHEEL, LLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2017 AND 2016

(unaudited)

Shark Wheel, LLC

Index to the Consolidated Financial Statements

Shark Wheel, LLC
Consolidated Balance Sheets
(unaudited)

		December 31, 2017		December 31, 2016
ASSETS				
Current Assets				
Cash	$	662,576	$	233,640
Accounts receivable		107,903		4,138
Inventories		285,665		70,359
Advance to related party		-		23,240
Total Current Assets		1,056,144		331,377
Fixed assets, net		13,892		17,584
Intangible assets		9,246		9,246
Note receivable from related party		-		25,812
Other noncurrent assets		7,008		16,477
Total Assets	$	1,086,290	$	400,496
LIABILITIES & MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	179,707	$	47,042
Accrued liabilities		2,789		8,327
Deferred revenue		151,118		-
Total Current Liabilities		333,614		55,369
Members' Equity				
Members' equity		793,369		345,127
Equity subscription receivable		(40,693)		-
Total Members' Equity		752,676		345,127
Total Liabilities & Members' Equity	$	1,086,290	$	400,496

The accompany notes are an integral part of these consolidated financial statements.


Shark Wheel, LLC
Consolidated Statements of Operations and Members' Equity (Deficit)
(unaudited)


	For the Year Ended			
	December 31, 2017		December 31, 2016	
Revenue	$	770,699	$	708,820
Cost of goods sold		519,629		313,314
Gross Profit		251,070		395,506
Operating Expenses				
Sales and marketing		247,806		152,618
General and administrative		673,482		367,682
Research and development		102,274		209,110
Total Operating Expenses		1,023,562		729,410
Operating Loss		(772,492)		(333,904)
Other Expense (Income)				
Loss on extinguishment		-		176,506
Interest expense		830		9,493
Interest income		(1,580)		(645)
Loss Before Income Taxes		(771,742)		(519,258)
Income taxes		5,494		15,652
Net Loss	$	(777,236)	$	(534,910)
Beginning Members' Equity (Deficit)	$	345,127	$	(633,366)
Net loss		(777,236)		(534,910)
Extinguishment of convertible debt		-		988,400
Membership units purchased		1,225,476		525,003
Ending Members' Equity	$	793,367	$	345,127

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Cash Flows
(unaudited)

	For the Year Ended			
	December 31, 2017		December 31, 2016	
Cash Flow From Operating Activities:				
Net loss	$	(777,236)	$	(534,910)
Adjustments to reconcile net loss to cash flows used in operating activities:				
Depreciation and amortization		9,902		7,981
Loss on extinguishment		-		176,506
Changes in operating assets and liabilities:				
Accounts receivable		(103,765)		3,659
Inventories		(215,306)		(31,101)
Accounts payable and accrued liabilities		127,127		26,673
Deferred revenue		151,118		-
Net cash used in operating activities		(808,160)		(351,192)
Cash Flow From Investing Activities:				
Purchase of fixed assets		(6,210)		(2,712)
Advance to related party		23,240		(7,218)
Note receivable from related party		25,812		-
Other assets		9,469		(5,197)
Net cash provided by (used in) investing activities		52,311		(15,127)
Cash Flow From Financing Activities:				
Membership units purchased		1,184,785		525,003
Net cash provided by financing activities		1,184,785		525,003
Increase in cash and cash equivalents		428,936		158,684
Cash and equivalents, beginning of year		233,640		74,956
Cash and equivalents, end of year	$	662,576	$	233,640
Supplemental Cash Flow Information:				
Cash paid during the year for:				
Income taxes	$	5,494	$	15,652
Interest		-		-
Non-cash investing and financing activities:				
Conversion of debt into LLC units	$	-	$	811,894

The accompany notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC was formed on October 24, 2012 in the State of California. The consolidated financial statements of Shark Wheel, LLC and its subsidiaries (collectively the "Company" or "LLC") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Shark Wheel, LLC and Subsidiaries, Shark Wheel Industrial Products, LLC, Shark Wheel Skate LLC, Shiver, LLC, and Shark Wheel Sports LLC (dba Fathom), its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2017 and 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2017 and 2016, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such

factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

The Company accounts for modifications of its note terms in accordance with ASC 470-50, *Modifications and Extinguishments*. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment. During the year ended December 31, 2016, the Company came to an agreement with convertible debt noteholders to convert the debt outside the terms of the original agreement, which resulted in an extinguishment of the existing debt and the accounting for a new debt. See Note 6.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising
The Company expenses advertising costs as incurred.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of modifying wheels for commercial applications in various industries and designing mother molds from which production molds will be made. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes
The Company is a limited liability corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $808,160 and $351,192 for the years ended December 31, 2017 and 2016, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund the Company's operations through the sale of products and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $285,665 and $70,359 as of December 31, 2017 and 2016, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2017	December 31, 2016
Furniture and Equipment	$ 15,910	$ 14,970
Molds	24,756	19,532
	40,666	34,502
Less accumulated depreciation	(26,775)	(16,918)
	$ 13,892	$ 17,584

Depreciation expense for the years ended December 31, 2017 and 2016 was $9,902 and $5,991, respectively.

NOTE 6 – CONVERTIBLE DEBT

In 2014, the Company issued convertible debt with a total principal amount of $500,000. In 2015, the Company issued additional convertible debt with a principal amount of $250,000. The notes were convertible into membership units based on the lesser of 85% of the unit price paid by other purchasers of membership units sold by the Company in a qualified financing event and the unit price resulting from a $10 million valuation. The debt had an interest rate of 6% per annum, a term of two years, and would have automatically converted upon a qualified financing event.

In March 2016, the Company and noteholders agreed to voluntarily convert the note outside of a qualified financing event. The noteholders received bonus interest equal to the amount of interest that would have accrued had the notes been held to maturity and also received a 15% discount on the LLC unit price upon conversion. Accordingly, the Company recognized a loss on extinguishment of $176,506 based on the fair value of the units at the time of conversion. The fair value was based on the price of recent sales of units for cash. The notes were converted into 1,282,119 LLC units upon settlement of the related debt.

NOTE 7 – RELATED PARTY TRANSACTIONS

In December 2015, the Company issued a note with a principal amount of $25,812 to one of its co-founders. The note had an interest rate of 2.5% and a term of five years. The note was paid off in full during the year ended December 31, 2017. The note receivable balance was $0 and $25,812 as of December 31, 2017 and 2016, respectively.

Shark Wheel Skate, LLC has advanced funds to a company whose members are also members of Shark Wheel, LLC. The advance was paid off in full during the year ended December 31, 2017. The advance to related party balance was $0 and $23,240 as of December 31, 2017 and 2016, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Leases
The Company leases office and warehouse facilities in Lake Forest, California. The lease extends through January 2020 with base rents ranging from $2,234 to $2,470. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2017:

2018	$	40,290
2019		41,702
2020		3,485
	$	85,477

NOTE 9 – MEMBERS' EQUITY (DEFICIT)

During March 2016, a group of investors entered into subscription agreements with the Company to purchase 324,298 LLC units for $250,000 with rights to purchase an additional 324,298 units at $0.77 per unit by the end of December 2016. The investors exercised their rights to purchase the additional 324,298 LLC units during the remainder of 2016 for aggregate proceeds of $250,000.

Also in March 2016, the Company's convertible debt converted into 1,282,119 LLC units upon settlement of the related debt. Refer to Note 6–Convertible Debt for further discussion. Additionally, one of the convertible debt noteholders purchased an additional 32,429 units outside of the conversion.

During the year ended December 31, 2017, the Company sold 686,337 LLC units for $600,000. The Company also sold 625,278 LLC units through a Regulation Crowdfunding offering and received proceeds of $542,132, net of offering costs of $42,673 and a subscription receivable of $40,690.

The Company's profits and losses are allocated pro rata to members based on their ownership percentages.

NOTE 10 – SUBSEQUENT EVENTS

We have evaluated subsequent events that occurred after December 31, 2017 through April 16, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.